

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

Don D'Ambrosio
Chief Financial Officer
MYnd Analytics, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

> **Re: MYnd Analytics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2018**
> **File No. 333-228834**

Dear Mr. D'Ambrosio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Jeffrey A. Baumel, Esq.